SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2012

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

As previously set forth in the report on Form 6-K filed with the Commission on January 26, 2012, Korea Electric Power Corporation (“KEPCO”) originally planned to announce its preliminary unaudited and consolidated earnings results for the fiscal year 2011 and hold conference calls on February 16, 2012. However, the date of the earnings result release has been changed to February 10, 2012, and conference calls will also be held on February 10, 2012 as follows;

•	Conference call conducted in Korean: 15:30 ~ 16:30 (Seoul Time)

•	Conference call conducted in English: 17:00 ~ 18:00 (Seoul Time)

For further information, please contact KEPCO’s Finance Team at 822-3456-4266 or cecilia@kepco.co.kr.

This amended report on Form 6-K replaces the reports on Form 6-K furnished to the Commission on January 26, 2012 in its entirety.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin, Chang-Keun
Name: Shin, Chang-Keun
Title: Vice President

Date: February 7, 2012